Exhibit 99.1

Cellectis Files First Clinical Trial Application for UCART19, an Allogeneic Gene Edited CAR T-Cell Product for Hematological Malignancies

NEW YORK--(BUSINESS WIRE)--December 23, 2015--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS) today announced the submission of a clinical trial application (CTA) to the Medicines & Healthcare products Regulatory Agency (MHRA) requesting approval to initiate UCART19 First-in-Human clinical investigation in leukemia in the United Kingdom.

This study aims to include CD19-positive Acute Lymphoblastic Leukemia (ALL) patients. Other eligibility criteria to enter clinical trials will be assessed by the investigators.

“It has been a privilege preparing this application with our team, partners, investigators and subcontractors, in close interaction with MHRA, rewarding many years of intense work to overcome the challenges that are inherent to advanced therapy medicinal products. This achievement marks an important step toward making UCART19 available to patients,” said Stephan Reynier, Chief Regulatory and Compliance Officer, Cellectis.

"The UCART19 CTA filing is a great recognition for the Company’s preclinical and manufacturing accomplishments in developing a therapeutic for Acute Lymphoblastic Leukemia. We are all pleased with Cellectis’ progress to date with UCART19, including the filing of this CTA, and we look forward to following the progress of this program through the course of its clinical development," said Dr. Mathieu Simon, EVP, Chief Operating Officer, Cellectis.

About UCART19

UCART19 is a potential best-in-class allogeneic TALEN® gene edited T-cell product for treatment of CD19 expressing hematological malignancies, initially developed in Chronic lymphocytic leukemia (CLL) and Acute lymphoblastic leukemia (ALL). Engineered allogeneic CD19 CAR T-cells currently stand out as a real therapeutic innovation for treating various types of leukemia and lymphoma. Cellectis’ approach with UCART19 is based on the preliminary positive results from clinical trials using products based on the CAR technology and has the potential to overcome the limitation of the autologous current approach by providing an allogeneic frozen, “off the shelf” T-cell based medicinal product.

On November 18, 2015 Servier exercised its worldwide option to license UCART19 and entered into a global development and commercialization collaboration with Pfizer on UCART19. According to their recent agreement, Cellectis will hand over the clinical development of UCART19 to Servier and their US partner Pfizer. Due to the early exercise, Cellectis is no longer responsible for funding the UCART19 Phase I clinical program.

Information about ongoing clinical trials are publically available on dedicated websites such as:
www.clinicaltrials.gov in the U.S.
www.clinicaltrialsregister.eu in Europe

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited engineered CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com.

Talking about gene editing? We do it.

TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s beliefs and assumptions and on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The risks and uncertainties include, but are not limited to the risk of not obtaining regulatory approval to commence clinical trials on our UCART product candidates, including UCART19, the risk that our collaboration with Servier or our relationships with the principal investigator will not continue or will not be successful, and the risk that any one or more product candidates will not be successfully developed and commercialized.

You should read the Company’s Prospectus, including the Risk Factors set forth therein and the exhibits thereto, completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Cellectis
Jennifer Moore, 917-580-1088
VP Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Cellectis
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com